UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated April 10, 2024	3

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In accordance with the provisions of article 227 of Law 6/2023 of 17 March on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby announces the following.

OTHER RELEVANT INFORMATION

Grifols S.A. (the “Company”) wishes to inform the market that it is actively pursuing the raising of senior secured notes, the proceeds of which (if successful) will be used to refinance its unsecured notes due 2025. If the transaction is successfully completed, the Company will promptly make further announcements to update the market.

On a separate note, Grifols is advancing towards the completion of the divestiture of a 20% interest in SRAAS to Haier Group for USD 1.8 billion, as part of its strategic partnership. The transaction is expected to close in H1 2024, as planned. The proceeds from this divestment will be allocated to reduce secured debt obligations.

In Barcelona, 10 April 2024

Nuria Martín Barnés

Secretary of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 10, 2024

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